UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

ALPINE IMMUNE SCIENCES, INC.

(Name of Subject Company (Issuer))

ADAMS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

VERTEX PHARMACEUTICALS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Jonathan Biller

Executive Vice President, Chief Legal Officer

Vertex Pharmaceuticals Incorporated

50 Northern Avenue

Boston, Massachusetts 02210

Telephone: (617) 341-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, DE 19801 (302) 651-3250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Adams Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Vertex Pharmaceuticals Incorporated (“Vertex”), a Massachusetts corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Alpine Immune Sciences, Inc. (“Alpine”), a Delaware corporation, at a purchase price of $65.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (which together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on May 17, 2024, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (such date and time or such subsequent time on such subsequent date, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Amendments to the Offer to Purchase:

Items 1 through 11.

The information set forth in the Offer to Purchase under Section 16—“Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Antitrust Compliance” which begins on page 47 of the Offer to Purchase:

“On April 24, 2024, each of Vertex and Alpine filed its respective HSR Notification Forms with the FTC and the DOJ in connection with the purchase of Shares pursuant to the Offer. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., Eastern Time, on May 9, 2024. Accordingly, the condition that the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger has either expired or been terminated, described in Section 15—‘Conditions of the Offer,’ has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2024

ADAMS MERGER SUB, INC.

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Secretary

VERTEX PHARMACEUTICALS INCORPORATED

By:	/s/ Jonathan Biller
Name: Jonathan Biller
Title: Executive Vice President and Chief Legal Officer